SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: June 30, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)
Enclosed:
News Release

June 30, 2010
Altynalmas’ Kyzyl Gold Project estimated average annual gold production of 368,000 ounces confirmed by independent
Pre-Feasibility Study
Study estimates initial Mineral Reserves
of 3.78 million ounces of gold
ASTANA, KAZAKHSTAN — Robert Friedland, Executive Chairman of Ivanhoe Mines Ltd., and David Woodall, Chief Executive Officer of Altynalmas Gold Ltd., announced today at the Kazakhstan International Mineral and Metallurgy Congress in Astana, Kazakhstan, that a new, independent Pre-Feasibility Study (the Study) has confirmed the economic viability of the Kyzyl Gold Project in northeastern Kazakhstan. Ivanhoe Mines owns 50% of Altynalmas, which owns 100% of the Kyzyl Gold Project.
Mr. Friedland and Mr. Woodall were accompanied by Jean Chretien, former Prime Minister of Canada and a special advisor to Ivanhoe Mines, at the Astana conference, which is being attended by international governmental representatives and mining industry leaders.
The Study and National Instrument 43-101-compliant Technical Report (NI 43-101) prepared by Scott Wilson Ltd., of London, England, is based on an underground mining operation producing an average of 368,000 ounces of gold per year during an initial mine life of up to 10 years.
The Study states that the economics supporting Mineral Reserves have been established. The current drilling program converting Mineral Resources to Mineral Reserves has been very successful, ensuring confidence in the Life-of-Mine Sensitivity Case, with a potential, extended mine life of up to 16 years with the presently estimated Indicated and Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life-of-Mine Sensitivity Case will be realized.
Mr. Friedland said there is a high probability of increasing the current Mineral Reserves and Resources through the ongoing infill and exploration drilling program. “We believe that the current, projected 10-year mine life based only on initial Probable Reserves will prove to be very conservative. We have been highly successful in upgrading Soviet-era resources to modern, Canadian NI 43-101 standards. In addition to the ongoing program of re-drilling and upgrading the former Soviet-era gold resources, there is excellent potential to discover new high-grade gold mineralization along strike and to depth.”
“The Scott Wilson Study provides independent verification that the Kyzyl Project is the foundation for Altynalmas Gold to become a significant gold producer. The Study verifies the quality of the Mineral Resources and with the proprietary metallurgical processes that have been developed allow us to proceed with development of the project as quickly as possible,” Mr. Woodall said.

“The Study also has confirmed the economic viability of the Project Mineral Resources, and upgraded them to Probable Reserves at an outstanding conversion rate averaging 98%. The Study considered all aspects of a proposed operation at the Kyzyl Gold Project, including a mine production plan, metallurgy and processing, and capital and operating costs.”
The Study contains the first estimation of underground Mineral Reserves for the planned Kyzyl Project mine. It also presents the results of extensive studies of two complementary development scenarios — the Base Case and the Life-of-Mine Sensitivity Case.
The Base Case evaluates only the Probable Mineral Reserves established to date, which would sustain mining for a projected 10 years.
Summary of Base Case project analysis

Mine life	10 years
Production rate	4,300 tonnes per day mining (1.5 Mtpa)
Metallurgical recovery	88%
Average annual gold production	368,000 ounces
Total ounces produced	3,308,000 ounces
Average gold price	US$905
Preproduction capital (allowing for recoverable VAT)	US$682 million
Sustaining capital (allowing for recoverable VAT)	US$56 million
After-tax free cash flow	US$778 million
Average total cash cost	US$373 per ounce
Average total production cost	US$605 per ounce
The Life-of-Mine Sensitivity Case, adds to the Base Case a large base of Mineral Resources identified through exploration to date, but are currently classified only to the level of Inferred Mineral Resources under Canada’s NI 43-101 standards. The Life-of-Mine Sensitivity Case is a Preliminary Assessment, which is preliminary in nature as it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
Scott Wilson estimates that the Life-of-Mine Sensitivity Case would sustain mining for a projected 16 years. A key goal of the ongoing drilling program at the Kyzyl Project is directed at upgrading Inferred Mineral Resources to higher resource and reserve classifications, as has been progressively accomplished with recent drilling and exploration.
Summary of Life-of-Mine Sensitivity Case Project Analysis

Mine life	16 years
Production rate	4,300 tonnes per day mining (1.5 Mtpa)
Metallurgical recovery	88%
Average annual gold production	358,000 ounces
Total ounces produced	5,372,000 ounces
Average gold price	US$903 per ounce
Preproduction capital (allowing for recoverable VAT)	US$707 million
Sustaining capital (allowing for recoverable VAT)	US$82 million
After-tax free cash flow	US$1,610 million
Average total cash cost	US$372 per ounce
Average total production cost	US$528 per ounce

Mineral Reserves
Scott Wilson estimated that the current total Probable Mineral Reserves contained in Lenses 1 and 9-10 of the Bakyrchik Deposit, one of several deposits comprising the Kyzyl Gold Project, total 13.58 million tonnes with a grade of 8.65 grams per tonne (g/t) gold, containing 3.78 million ounces of gold, using a cut-off grade of 4.0 g/t gold and a gold price of US$900 per ounce.
Table 1: Bakyrchik Deposit Mineral Reserves (as of 31/5/2010)

		Tonnes	Grade Au	Contained Au
Location	Category	(million)	(g/t)	(million oz)
Lens 1	Probable	11.12	8.84	3.16
Lens 9-10	Probable	2.47	7.76	0.61

Total	Probable	13.58	8.65	3.78

Indicated Mineral Resources contained in Lenses 1, 9 and 10 of the Bakyrchik Deposit were converted into Mineral Reserves for the Pre-Feasibility Study. Mineral Reserves were estimated as of May 31, 2010, in accordance with the requirements of NI 43-101 and the definitions set out by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves. These Mineral Reserves were used for the Pre-Feasibility Study.
Notes:

1.	Mineral Reserves were estimated using a gold price of US$900 per ounce.

3.	Mineral Reserves were estimated using an underground cut-off grade of 4.00 g/t gold.

4.	The values for tonnages, grades and contained ounces have been rounded.

5.	Dilution averages 10%. Extraction estimated to be 95%.
Mineral Resources
Mineral Resources shown in Table 2 (inclusive of reserves) and Table 3 (exclusive of reserves) were estimated as of April 30, 2010, in accordance with the requirements of NI 43-101 and CIM definitions.
Table 2: Bakyrchik Deposit Mineral Resources Inclusive of Reserves (as of 30/04/2010)

	Indicated			Inferred
	Tonnes	Grade	Contained	Tonnes	Grade	Contained Gold
Lens	(‘000)	(cut) Au (g/t)	Gold (‘000 oz)	(‘000)	(cut) Au (g/t)	(‘000 oz)
1	11,036	9.61	3,411	6,833	8.35	1,834
9-10	2,640	8.32	706	653	7.89	166
12	142	8.68	40	4,537	9.03	1,317

Total	13,818	9.36	4,157	12,023	8.58	3,317

Table 3: Bakyrchik Deposit Mineral Resources Exclusive of Reserves (as of 30/04/2010)

	Indicated			Inferred
	Tonnes	Grade	Contained	Tonnes	Grade	Contained Gold
Lens	(‘000)	(cut) Au (g/t)	Gold (‘000 oz)	(‘000)	(cut) Au (g/t)	(‘000 oz)
1	324	7.02	73	6,833	8.35	1,834
9-10	—	—	—	653	7.89	166
12	142	8.68	40	4,537	9.03	1,317

Total	465	7.52	113	12,023	8.58	3,317

Notes:

1.	Mineral Resources are estimated within wireframes constructed at a nominal cut-off grade of 3.00 g/t gold, with an incremental cut-off grade of 2.00 g/t gold where warranted.

2.	A minimum true width of three metres was used to provide a minimum mining width of four metres.

3.	High gold assays were capped at 35 g/t gold. Assays were capped prior to compositing.

4.	Mineral Resources were estimated using an average long-term gold price of US$1,000 per ounce.

5.	Block sizes are 5 m x 5 m x 5 m.

6.	Inverse distance squared was used to interpolate block grades.

7.	Mineral Resources are reported at a block cut-off grade of 3.00 g/t gold.

8.	Bulk density is 2.7 t/m3.

9.	Summation errors are due to rounding.
A total of 28,298 metres were diamond drilled between October 2009 and April 2010 in a program designed to upgrade Mineral Resources to Mineral Reserves in support of the Study. The initial phase of the drilling program was focused on the middle zone of Lens 1 between the +150-metre and the -50-metre elevation levels. The Lens 1 middle zone now has been tested by 60 new drill holes and the assay results of 30 drill holes have been returned to date. Drilling to date in the Lens 1 middle zone has confirmed both the location and widths of the 2007 wireframe interpretations based on the 2007 digital database re-compilation. The Kyzyl Shear Zone was intercepted in all holes close to elevations predicted by the geological model. Intersection widths and grade tenor correlate well with the 2007 interpretation, providing a high level of confidence to the spatial locations and assay results of the historic former Soviet Union and western-based consulting drill programs.
Altynalmas is following up the successful diamond drilling program with an additional 50,000 metres planned for 2010 designed to upgrade the remaining defined Mineral Resources to Mineral Reserves and begin exploratory drilling on the other Bakyrchik Deposit targets.
Metallurgy
The gold contained in the Bakyrchik deposit lenses is associated with arsenopyrite and is refractory to conventional processing. In order to achieve satisfactory gold extraction by cyanidation, oxidation of the sulphides and elimination or control of the adsorption effect of the carbon is necessary.

The Study considers a process flowsheet based on fluidised-bed roasting technology. This flowsheet has been developed by Crescent Technologies Inc. as a result of a programme of laboratory bench-scale and pilot plant testwork carried out in 2009/10 for the Study.
Although more testwork will be required, in the opinion of Scott Wilson, Altynalmas has made considerable progress in resolving the metallurgical and processing challenges over the course of the current phase of development.
The Study assumes that a secondary gold refining facility will be constructed on site in order to upgrade the doré produced in the primary gold recovery process to 99.99% purity.
Life of Mine Plan
The present conversion rate of Indicated Mineral Resources to Probable Mineral Reserves under this program is very high, averaging 98%.
The Mineral Reserves were used to forecast the Base Case Pre-Feasibility Study production schedule for an underground drift-and-fill mining operation with a steady-state production of 1.5 million tonnes per annum. Scott Wilson forecasts that there are sufficient Mineral Reserves to support a mine life of 10 years from the start of commercial production. Pre-production development of the mine is expected to commence in 2011 and plant start-up is envisioned to be in Q’2 2013. Total gold produced over the life of the mine is estimated at 3,308,000 ounces at a metallurgical recovery of 88%.
The Life-of-Mine Sensitivity Case has a mine life of 16 years and total production of 5.4 million ounces of gold. The Inferred to Indicated Resource conversion rate for the October 2009 to April 2010 PFS diamond-drilling program in Lens 1 is almost 100%. In Scott Wilson’s opinion, a one-to-one resource conversion rate is a reasonable expectation for the remaining drilling in Lens 1, based on the continuity seen within the geological model and upon the correlation between the historical drilling and new Altynalmas drilling. The majority of the upgraded resources would be located along the fringes of the current Indicated Lens 1 area and within the deeper zone of Lens 1.
Data Verification
A rigorous QA/QC program was instituted for the 2009/10 drilling program. In Scott Wilson’s opinion results of the blanks, standards and duplicates of the Pre-Feasibility Study QA/QC program show overall good precision and accuracy by the ALS Chemex laboratory for gold analyses.
Every batch of 20 samples had one standard, one blank and one duplicate randomly inserted. The bagged core samples were transported to the Bakyrchik Mine Laboratory where they were dried, crushed and split. One half of the split was then pulverised and fire assayed at the Bakyrchik Mine Laboratory in order to meet export clearance requirements. The laboratory is accredited by the Kazakhstan Government and the work has been supervised by the Chief Chemist and overseen by the Exploration Manager. Crushing and splitting protocols were explicitly defined and followed by staff to ensure consistency in sampling. Matrix-matched standard reference samples developed and certified by CDN Resource Laboratories Ltd. of Langley, BC, Canada were provided by Dale A. Sketchley, P. Geo., Senior Geologist & Manager — QA/QC of Advanced Projects, Ivanhoe Mines.
The one-kilogram splits of Altynalmas’ samples were assayed at ALS Chemex in Vancouver, BC, Canada. ALS Chemex’s Vancouver laboratory has received ISO 17025 accreditation from the Standards Council of Canada under CAN-P-4E (ISO/IEC 17025:2005), the General Requirements for the Competence of Testing and Calibration Laboratories, and the PALCAN Handbook (CAN-P-1570).

Project Description
The Kyzyl Gold Project is located in the northeastern region of Kazakhstan, 1,100 kilometres north of the former capital, Almaty, 750 kilometres east of the present capital, Astana, 160 kilometres southeast of Semey (formerly known as Semipalatinsk). The mine is adjacent to the village of Auezov (population 4,500).
Altynalmas holds a 100% interest in the Kyzyl Gold Project, which includes the Bakyrchik and Bolshevik gold deposits. The project is operated by the Bakyrchik Mining Venture (BMV), which is 70% owned by Altynalmas through a subsidiary, Central Asian Mining Ltd. (CAML), and 30% owned directly by Altynalmas. Ivanhoe owns 50% of Altynalmas. Privately-owned Kazakh shareholders own the other 50% of Altynalmas.
Major features and facilities associated with the Kyzyl Gold Project are:
•	The Bakyrchik and Bolshevik deposits and associated satellite deposits.
•	Underground mine, comprising vertical shafts, surface-access decline and mine openings.
•	Various open pits and associated waste dumps.
•	The physical plant site, including a number of mine shafts and associated facilities, process plant, rotary-kiln pilot plant, workshops, warehouses, administration buildings, bunkhouse trailers and dining facilities.
•	Facilities providing basic infrastructure to the mine and neighbouring town, including electric power, heat, water supply and sewage treatment.
•	Waste rock, tailings, and ore stockpiles from historical mining.
•	Tailings facility.
•	Access by highway and gravel roads and a nearby railhead with connections to Europe, Russia and China.
NI 43-101Technical Report
The Pre-Feasibility Study and Technical Report for the Kyzyl Gold Project were prepared to Canada’s NI 43-101 reporting standards. Details surrounding the key assumptions, parameters and methods used to estimate the mineral resources and reserves surrounding the resource and reserve estimates, as well as information relating to the Qualified Persons data verification procedures, are found in the 43-101F1 Technical Report for the Project, a copy of which will be filed on SEDAR within 45 days and available at www.sedar.com and on Ivanhoe’s website at www.ivanhoemines.com.
The Pre-Feasibility Study is an intermediate step in the engineering studies required to evaluate the Kyzyl mining project and the level of accuracy is approximately +/- 25%. Scott Wilson recommends that the project should be advanced to the Feasibility Study stage.
Preparation of Pre- Feasibility Study and Qualified Persons
The Pre-Feasibility Study was prepared by Scott Wilson Ltd. for Altynalmas Gold Ltd. under the supervision of Graham Clow the Qualified Person as defined in National Instrument 43-101, who has reviewed, verified and approved the technical contents of this news release.
Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting Altynalmas Gold’s planned exploration and development work; the planned development work at the Bakyrchik mine; the expectation that a high probability of increasing the current Mineral Reserves and Resources through the ongoing infill and exploration drilling program; the expectation that the current, projected 10-year mine life based only on initial Probable Reserves will prove to be very conservative; the expectation that Altynalmas Gold can become a significant gold producer; the construction of a secondary gold refining facility on site; the expectation that pre-production development of the mine to commence in 2011; the planned plant start-up in Q’2 2013; the projected annual production rate of 368,000 ounces; the projected gold produced over the life of the mine of 3,308,000 ounces and a metallurgical recovery of 88%; the estimated mine life of 10 years for the Base Case PFS and 16 years for the Life-of-Mine Sensitivity Case; and the estimated total production of 5.4 million ounces for the Life-of-Mine Sensitivity Case.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this release such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 30, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary